CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF DCI-BURNEY HOLDING, INC. Pursuant to Section 242 Of the General Corporation Law Of the State of Delaware

            DCI-Burney Holding, Inc., a corporation duly organized and validly existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL"), does hereby certify that:

            1.       The Board of Directors of DCI-Burney Holding, Inc. (the "Company") duly adopted by Unanimous Written Consent pursuant to Section 141 of the GCL, all in accordance with Section 242 of the GCL, the following resolutions setting forth proposed amendments to the Certificate of Incorporation of the Company, declaring said amendments to be advisable and submitting them to the sole stockholder of the Company for consideration thereof:

      RESOLVED, That the Certificate of Incorporation of the Company be, and hereby is, amended by deleting the title and the first paragraph defining the name of the Company and substituting in lieu thereof the following:

"CERTIFICATE OF INCORPORATION OF CONECTIV PENNSYLVANIA GENERATION, INC."
FIRST:	The name of the Corporation is Conectiv Pennsylvania Generation, Inc.
FURTHER RESOLVED, That the amendment to the Certificate of Incorporation to delete the last sentence of Article EIGHTH be, and hereby is, approved and adopted; and

            2.       In accordance with the provisions of Sections 228 and 242 of the GCL, the amendments were adopted by the sole shareholder of the Company without a meeting, pursuant to the written consent of the shareholder.

            IN WITNESS WHEREOF, the Company has caused this certificate to be executed by its Senior Vice President and Chief Financial Officer and attested to by its Assistant Secretary this 16th day of January, 2002.

DCI-Burney Holding, Inc. By: /s/ John C. van Roden, Jr. John C. van Roden, Jr. Senior Vice President and Chief Financial Officer
Attest: By: /s/ Nina J. Clements Nina J. Clements, Asst. Secretary